QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Schedule A)

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	July 31, 2003	2003	11	07
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	11	07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2003	11	07

SCHEDULE “A”

Management’s Responsibility for Financial Reporting

The accompanying financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, Beauchamp & Company, are appointed by shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

"R.E. Gordon Davis"	“Ross A. Mitchell”

R.E. Gordon Davis	Ross A. Mitchell
President	Vice President, Finance

October 8, 2003

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 – 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

AUDITORS’ REPORT

To the Shareholders of
Canplats Resources Corporation

We have audited the balance sheets of Canplats Resources Corporation as at July 31, 2003 and 2002 and the statements of loss and deficit, cash flows and changes in shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles and practices. Application of United States generally accepted accounting principles and practices would have affected the results of operations for the year ended July 31, 2003 and the assets and shareholders’ equity as at July 31, 2003 to the extent summarized in note 13 to the financial statements.

Vancouver, Canada	"BEAUCHAMP & COMPANY"

October 8, 2003	Chartered Accountants

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 – 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Our report to the shareholders dated October 8, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

Vancouver, Canada	"BEAUCHAMP & COMPANY"

October 8, 2003	Chartered Accountants

Canplats Resources Corporation
An Exploration Stage Company

BALANCE SHEETS

As at July 31

	2003 $	2002 $

ASSETS
Current
Cash and cash equivalents	398,115	35,246
Restricted cash (note 4)	27,684	107,607
Receivables	11,799	6,019
Due from related parties (note 9)	5,954	10,988
Prepaid expense	6,223	604

Total current assets	449,775	160,464
Mineral properties (note 3)	1,474,700	1,478,254

Total assets	1,924,475	1,638,718

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	79,903	25,359
Due to related parties (note 9)	31,042	30,539

Total liabilities	110,945	55,898

Shareholders' equity
Share capital (note 5)	8,722,470	8,125,636
Deposits on share subscriptions	--	106,000

	8,722,470	8,231,636
Value assigned to options	34,300	--
Deficit	(6,943,240)	(6,648,816)

Total shareholders' equity	1,813,530	1,582,820

	1,924,475	1,638,718

Nature of operations (note 1)

Subsequent events (note 14)

On behalf of the Board:

"R.E. Gordon Davis"	"James Tutton"
____________________________ R.E. Gordon Davis, Director	____________________________ James W. Tutton, Director

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
An Exploration Stage Company

STATEMENTS OF LOSS AND DEFICIT

Years ended July 31

	2003 $	2002 $	2001 $

Expenses
Bank charges	495	600	391
Consulting	1,875	--	17,278
General exploration	3,258	3,533	--
Insurance	604	6,315	634
Investor relations	15,051	15,172	19,364
Legal, accounting and audit	4,200	7,005	17,815
Listing and filing fees	8,666	8,683	3,625
Management administration fee (note 8)	18,000	23,500	10,200
Office	559	3,455	17,156
Other fees and taxes	1,226	--	--
Rent (note 8)	12,000	14,500	18,000
Salaries	12,755	38,738	50,022
Shareholder relations	13,974	14,240	16,918
Telephone	17	118	3,251
Travel and accommodation	85	--	3,801
Transfer agents	12,413	15,692	6,898

	(105,178)	(151,551)	(185,353)

Other income (expenses)
Interest income	2,318	1,636	6,419
Gain on debt settlement	--	--	1,700
Write-off of mineral properties (note 3)	(191,564)	(61,384)	(23,771)

	(189,246)	(59,748)	(15,652)

Loss for the year	(294,424)	(211,299)	(201,005)
Deficit, beginning of the year	(6,648,816)	(6,437,517)	(6,236,512)

Deficit, end of the year	(6,943,240)	(6,648,816)	(6,437,517)

Weighted average number of issued shares	12,297,680	9,202,413	3,062,700

Basic loss per share	0.02	0.02	0.06

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
An Exploration Stage Company

STATEMENTS OF CASH FLOWS

Years ended July 31

	2003 $	2002 $	2001 $

OPERATING ACTIVITIES
Loss for the year	(294,424)	(211,299)	(201,005)
Non-cash item:
Write-off of mineral properties	191,564	61,384	23,771

	(102,860)	(149,915)	(177,234)

Net change in non-cash working capital items:
Amounts receivable and prepaid expenses	(11,399)	10,257	5,164
Due from related parties	5,034	(10,756)	4,194
Accounts payable and accrued liabilities	54,544	(5,601)	(2,366)
Due to related parties	50,503	4,011	9,300

Cash used in operating activities	(4,178)	(152,004)	(160,942)

INVESTING ACTIVITIES
Mineral property costs	(184,260)	(516,669)	(541,618)

Cash used in investing activities	(184,260)	(516,669)	(541,618)

FINANCING ACTIVITIES
Shares issued for cash	544,000	523,500	1,000,000
Deposits on share subscriptions	--	106,000	--
Share issue cash costs	(72,616)	(1,305)	--
Deferred financing costs	--	--	(208,196)

Cash provided by financing activities	471,384	628,195	791,804

Increase (decrease) in cash	282,946	(40,478)	89,244

Cash and cash equivalents, beginning of year	142,853	183,331	94,087

Cash and cash equivalents, end of the year	425,799	142,853	183,331

Supplemental cash flow information:

Non-cash financing activities
Shares issued for mineral property acquisitions	3,750	36,500	6,250
Shares issued for debt settlement (note 9)	50,000	--	--
Share issue costs	(34,300)	--	--
Value assigned to options	34,300	--	--

	53,750	36,500	6,250

Non-cash investing activities
Shares issued for mineral property acquisitions	3,750	36,500	6,250
Mineral property costs written off	(191,564)	(61,384)	(23,771)

	(187,814)	(24,884)	(17,521)

The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
An Exploration Stage Company

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended July 31

		Common Stock
	Number of Shares	Amount $	Value Assigned to Options/ Warrants	Special Warrants $	Deficit $	Total Shareholders' Equity (Deficiency) $

Balance at July 31, 2000	1,111,303	5,859,097	--	937,750	(6,236,512)	560,335
Conversion of special warrants
Series "A" Special Warrants	1,600,000	400,000	--	(400,000)	--	--
Series "B" Special Warrants	970,000	242,500	--	(242,500)	--	--
Series "C" Special Warrants	1,181,000	295,250	--	(295,250)	--	--
For cash	2,500,000	1,000,000	--	--	--	1,000,000
For mineral properties	25,000	6,250	--	--	--	6,250
Share issue costs	--	(236,156)	--	--	--	(236,156)
Loss for the year	--	--	--	--	(201,005)	(201,005)

Balance at July 31, 2001	7,387,303	7,566,941	--	--	(6,437,517)	1,129,424
For cash	2,655,000	523,500	--	--	--	523,500
For mineral properties	175,000	36,500	--	--	--	36,500
Deposits on share subscriptions	--	106,000	--	--	--	106,000
Share issue costs	--	(1,305)	--	--	--	(1,305)
Loss for the year	--	--	--	--	(211,299)	(211,299)

Balance at July 31, 2002	10,217,303	8,231,636	--	--	(6,648,816)	1,582,820
For cash	6,230,000	544,000	--	--	--	544,000
For mineral properties	50,000	3,750	--	--	--	3,750
For debt settlement	500,000	50,000	--	--	--	50,000
Share issue costs	--	(106,916)	--	--	--	(106,916)
Value assigned to options	--	--	34,300	--	--	34,300
Loss for the year	--	--	--	--	(294,424)	(294,424)

Balance at July 31, 2003	16,997,303	8,722,470	34,300	--	(6,943,240)	1,813,530

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

1.     NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia, Canada on February 15, 1967. Effective October 14, 1999, the Company changed its name from Colby Resources Corp. to International Colby Resources Corp. Effective March 15, 2000, the Company changed its name from International Colby Resources Corp. to Canplats Resources Corporation.

The Company is in the process of acquiring, exploring and developing platinum group and precious metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. Management has estimated that the Company will have adequate funds from existing working capital and additional financings to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2.     SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the Company, are disclosed in note 13.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Mineral properties

The Company capitalizes the cost of acquiring mineral claims and exploration costs which are directly related to specific mineral claims until such time as the extent of the mineralization has been determined and the mineral claims are either developed, abandoned or allowed to expire.

If a claim is abandoned or if it is determined that its value is less than the book value, the accumulated mineral property and vested deferred exploration costs are written off in the year of abandonment or impairment in value. Once a property reaches commercial production, mineral property and deferred exploration costs will be amortized against production revenues.

Mineral claim option receipts received by the Company upon sale of an interest in a mining property would be considered as a recovery of costs and be recorded as a reduction of the deferred exploration costs on a property-by-property basis.

The amounts shown for acquisition of mineral claims and deferred exploration represent costs spent to date and do not necessarily reflect present or future values.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits is renounced to investors in accordance with the Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Stock-based compensation

Effective August 1, 2002, the Company adopted a new standard for stock-based compensation. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to share capital. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Earnings (Loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Foreign currency translation

Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the income (loss) for the year.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

3.	MINERAL PROPERTY COSTS The Company's properties are located in the Voltaire and Nipigon Lake areas of the Thunder Bay Mining Division in Ontario, Canada and in Durango State, Mexico.

	Grand Bay (Canada) $	Geikie (Canada) $	Posh (Canada) $	Voltaire Johnspine (Canada) $	Black Sturgeon (Canada) $	Stucco (Canada) $	Mikinak (Canada) $	Tartan (Canada) $	Rodeo (Mexico) $	Other Properties (Canada) $	Total $

Balance - July 31, 2001	86,707	190,525	125,409	369,805	74,249	37,022	36,273	26,560	--	39,919	986,469

Acquisition costs	--	12,500	--	650	--	(28,850)	(4,200)	--	--	24,000	4,100

Aircraft	--	--	--	--	--	--	2,413	--	--	--	2,413
Assaying	7,549	20,532	4,224	7,671	3,321	840	4,214	--	--	--	48,351
Consulting	--	1,267	--	1,500	--	--	--	680	--	--	3,447
Drafting	1,661	3,390	1,517	1,881	440	132	682	--	--	--	9,703
Drilling	27,903	49,731	14,235	69,199	--	--	--	--	--	--	161,068
Geochemistry	1,874	--	--	--	2,276	--	2,502	--	--	--	6,652
Geology	21,367	16,721	12,627	27,750	1,340	640	2,234	--	--	356	83,035
Geophysics	28,913	26,206	2,500	41,476	5,382	--	13,294	--	--	1,795	119,566
Government fees	88	263	--	162	--	39	--	--	--	65	617
Equipment	--	7,913	2,325	22,793	--	--	--	--	--	--	33,031
Labour	1,846	3,788	1,461	11,024	--	--	--	--	--	--	18,119
Line cutting	2,866	10,224	--	--	5,971	--	6,071	--	--	--	25,132
Living costs	2,283	5,433	3,075	2,450	--	449	--	--	--	289	13,979
Metallurgical	781	--	--	--	--	--	--	--	--	--	781
Office expense-field	1,043	3,621	2,473	2,019	179	94	179	--	--	133	9,741
Prospecting	325	3,675	1,400	--	--	325	--	--	--	--	5,725
Storage	1,359	2,758	846	1,829	--	--	--	--	--	408	7,200
Travel	3,226	9,354	1,992	6,911	--	146	--	--	--	--	21,629
Joint venture recoveries	--	--	--	--	--	--	(21,120)	--	--	--	(21,120)

Exploration costs
for the year	103,084	164,876	48,675	196,665	18,909	2,665	10,469	680	--	3,046	549,069

Costs written off
during the year	--	--	--	--	--	--	--	(27,240)	--	(34,144)	(61,384)

Balance - July 31, 2002	189,791	367,901	174,084	567,120	93,158	10,837	42,542	--	--	32,821	1,478,254

Acquisition costs	--	2,000	--	--	--	(125)	--	--	9,103	--	10,978

Assaying	--	6,132	--	--	--	--	--	--	--	--	6,132
Claim taxes	--	--	--	--	--	--	--	--	781	--	781
Consulting	118	3,618	--	3,618	--	--	118	--	--	--	7,472
Drafting	--	1,548	--	93	--	--	--	--	144	--	1,785
Drilling	--	74,376	--	--	--	--	--	--	--	--	74,376
Finders fee	--	--	--	--	--	--	--	--	23,406	--	23,406
Geology	800	14,798	2,732	2,458	--	732	400	--	--	--	21,920
Geophysics	899	14,045	5,113	7,480	567	732	967	--	--	800	30,603
Living costs	652	1,143	652	652	--	--	--	--	--	--	3,099
Office expense-field	--	501	17	--	--	--	--	--	66	111	695
Storage	600	600	600	600	--	--	--	--	--	--	2,400
Surveying	--	1,090	--	--	--	--	--	--	--	--	1,090
Travel	6	3,255	6	6	--	--	--	--	--	--	3,273

Exploration costs
for the year	3,075	121,106	9,120	14,907	567	1,464	1,485	--	24,397	911	177,032

Costs written off
during the year	--	--	--	(20,080)	(93,725)	--	(44,027)	--	--	(33,732)	(191,564)

Balance - July 31, 2003	192,866	491,007	183,204	561,947	--	12,176	--	--	33,500	--	1,474,700

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

3.     MINERAL PROPERTY COSTS (continued)

PRINCIPAL PROPERTIES

Grand Bay, Canada

The Company had an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003. In January 2002, the Company met its obligations to earn a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. The property is subject to a 1% net smelter return (“NSR”) which the Company can purchase for $500,000.

Geikie, Canada

The Company has an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares (issued) in four equal installments of 25,000 shares in six month intervals (note 5), and the granting of a 1% NSR which may be repurchased by the Company for $500,000. Of the original claims, only 4 claims (60 units) remain. An additional 27 mineral claims (381 units) have been staked, of which 3 mineral claims (40 units) remain.

Posh, Canada

The Company has an option to acquire from East West Resource Corporation (“East West”), a related company by one common director, up to a 75% interest in 7 mineral claims (112 units) near Cheeseman Lake, Circle Lake, and Lunch Creek area by making a total of $30,000 in cash payments (paid) and spending a total of $500,000 in exploration expenditures by June 30, 2003. In January 2002, the Company met its obligations to earn a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. A 1% NSR in the property can be purchased for $500,000. Of the original claims, only 2 claims (32 units) remain.

Voltaire-Johnspine, Canada

The 100%-owned Voltaire-Johnspine Property consisted of five adjacent claim blocks that have been merged together: Voltaire, Johnspine, Gull River, Mount Lake and Chief Bay. The Voltaire-Johnspine Property consists of 26 mineral claims (263 units) and is located approximately 5 km southwest of the Gull River Indian Reservation and 65 km north of the Lac des Iles mine. The Chief Bay block of claims were allowed to lapse in fiscal 2003 and all costs associated with this block or claims were written off.

Black Sturgeon, Canada

The Company had a 100% interest in the 4 mineral claims (64 units). The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

Stucco, Canada

The Company has a 100% interest in the Stucco property consisting of 23 mineral claims (314 units) located in the Thunder Bay Mining Division of Ontario. As part of the 314 claim unit property, a 16 unit claim has been purchased subject to the issuance of 50,000 common shares in three installments over 18 months. The vendors retain a 2% NSR of which 1% may be purchased for $1,000,000 and the remaining 1% may be purchased on a right of first refusal basis.

In September 2001, the Company signed an option agreement with Platinum Group Metals Ltd. (“PGM”) whereby PGM can earn up to a 60% interest in the Stucco property. Under the terms of the agreement, PGM can earn a 51% interest in the property through cash payments totalling $65,000 ($40,000 paid) and exploration and development expenditures of $1,000,000 over four years. PGM may earn an additional 9% interest in the property by completing a feasibility study. PGM have advised a total of $161,473 has been spent on the property.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

3.     MINERAL PROPERTY COSTS (continued)

Mikinak, Canada

The Company had an option to acquire from East West up to a 50% interest in 11 mineral claims (163 units) by funding $20,000 of assessment work and option payments. The property was subject to a 2% NSR of which 0.8% can be purchased for $800,000 and the balance of the royalty on which the companies have a first right of refusal if sold. In fiscal 2002 the Company entered into an option/joint venture agreement with Teck Cominco Limited (“Teck”). Under the terms of the agreement, Teck may earn a 51% interest through cash payments totalling $100,000 and by spending exploration and development expenditures of $750,000 over four years. An additional 9% may be earned by spending another $1,500,000 over two years. An additional 3 mineral claims (17 units) have been staked. Subsequent to fiscal 2002, Teck gave notice that it was terminating the agreement. The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

Tartan, Canada

The Company had a 100% interest in the 4 mineral claims (56 units). In fiscal 2002, the Company entered into an option agreement with Red Star Resource Corp. under which Red Star could earn a 50% interest. The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

Rodeo, Mexico

In fiscal 2003, the Company acquired through staking a 100% interest in the Rodeo property located 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of US $5,000 on acquisition; the greater of US $5,000 every six months thereafter or 2% of all direct exploration expenditures and a 0.25% net smelter royalty. The finder’s fee is capped at US $500,000. To July 31, 2003 $23,406 (US $17,250, including IVA) in finder’s fees have been paid.

OTHER PROPERTIES

Awl Lake, Canada

The Company acquired 5 mineral claims (80 units) located in the Obonga Lake area, Thunder Bay Mining Division, by paying $3,000 (paid) and issuing 100,000 common shares (issued). The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

Plateau Lake, Canada

The Company acquired by staking 13 mineral claims (94 units), which it owns 50/50 with East West and which is optioned to Prism Resources Inc., a company in which a director and president is also a director of the Company, whereby Prism can earn up to a 60% interest by paying $4,500 by June 25, 2001 (paid) and incur $436,000 in exploration costs by June 25, 2003. The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

North Fintry, Canada

The Company had a 100% interest in 4 mineral claims (48 units). In fiscal 2002 all costs associated with the property were written off.

Circle Lake, Canada

The Company had a 100% interest in 15 mineral claims (196 units). The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

3.     MINERAL PROPERTY COSTS (continued)

Boomer Lake, Canada

The Company had a 100% interest in 10 mineral claims (123 units). The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

4.     RESTRICTED CASH

During the year ending July 31, 2003, the Company raised a total of $81,000 in proceeds from the private placement of 540,000 flow-through common shares (note 5). These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow through to the subscribers. As of July 31, 2003, the unspent cash balance was $27,684.

5.     SHARE CAPITAL

Authorized:  100,000,000 common shares without par value.

The Company had the following shares issued and outstanding:

	Number of Shares	$

Balance, July 31, 2001	7,387,303	7,566,941
For cash:
Private placements (a)	150,000	22,500
Private placements - flow-through (a)	2,505,000	501,000
For mineral properties (note 3)	175,000	36,500
Share issue costs	--	(1,305)
Deposits on share subscriptions (b)	--	106,000

Balance, July 31, 2002	10,217,303	8,231,636
For cash:
Private placements (b)	690,000	44,000
Private placements - flow-through (b)	540,000	--
Short form offering (c)	5,000,000	500,000
For mineral properties (note 3)	50,000	3,750
For debt settlement (note 9)	500,000	50,000
Share issue costs (c)	--	(106,916)

	16,997,303	8,722,470

As at July 31, 2003, the Company had 69,000 (2002 – 138,000) shares subject to escrow agreements.

(a)

During the year ending July 31, 2002 the Company issued, in three separate private placements, a total of 2,505,000 flow-through common shares at $0.20 per share and 150,000 common shares at $0.15 per share.

(b)

In July 2002 the Company announced it was planning a private placement and in early August 2002 it closed on the private placement consisting of 790,000 shares consisting of 540,000 flow-through shares at $0.15 per share and 250,000 common shares at $0.10 per share. Total proceeds of $106,000 ($81,000 relating to flow-through shares and $25,000 relating to common shares) were received prior to fiscal year-end 2002 with the shares issued on August 2, 2002. In February 2003, the Company issued 440,000 common shares at $0.10 per share through a private placement for total proceeds of $44,000.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

5.	SHARE CAPITAL (continued)

(c)

In June 2003, the Company closed a short form offering of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share, exercisable at $0.20 per share, until June 3, 2004. The Company granted the agents an option to acquire 750,000 units, at an exercise price of $0.10 per unit, until June 3, 2005. The units issuable on exercise of the option have the same terms as the short form offering units. Total costs associated with this financing were $106,916 consisting of $72,616 in cash costs and $34,300 as the fair value assigned to the options granted to the agents.

The fair value of the agent’s options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

Expected dividend yield	nil
Average risk-free interest rate	3.1%
Expected life	1.0 years
Expected volatility	143%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

6.	STOCK OPTIONS

(a)

The Company has a comprehensive share option plan for its employees, directors, officers and consultants. The plan provides for the issuance of options to acquire up to a total of 1,400,000 common shares. The exercise price of each option shall not be less than the closing market price of the Company’s stock as calculated on the date immediately preceding the grant. The options can be granted for a maximum term of 5 years.

Stock options issued to officers, employees and directors are as follows:

		2003		2002

	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Options outstanding
at August 1	1,040,000	0.50	1,040,000	0.50
Forfeited	(100,000)	0.50	--	--

Options outstanding
and exercisable
at July 31	940,000	0.50	1,040,000	0.50

        The expiry date on all options is April 4, 2004.

(b)

Options to buy 750,000 units of the short form offering of June 2003 were issued to the agents of the offering. The agents have to June 3, 2005 to exercise options on the units. The agents have the option to acquire up to 750,000 shares over the two year period and up to 750,000 warrants can be issued until June 3, 2004 (note 5(c)).

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

7.	WARRANTS

Warrants issued are as follows:

		2003		2002

	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Warrants outstanding
at August 1	3,401,000	0.37	3,901,000	0.37
Issued (note 5(c))	5,000,000	0.20	--	--
Exercised	--	--	--	--
Expired	(3,401,000)	(0.37)	(500,000)	0.50

Warrants outstanding	5,000,000	0.20	3,401,000	0.37
at July 31

During the current year-end all remaining warrants outstanding at July 31, 2002 expired unexercised on September 30, 2002.

At July 31, 2003 a total of 5,000,000 warrants at an exercise price of $0.20 remained outstanding. The expiry date of these warrants is June 3, 2004 and the weighted average remaining life is 0.8 years. A further 750,000 warrants may be issued up to June 3, 2004 as part of the agents option relating to the short form offering (note 5(c) and 6(b)).

8.	COMMITMENTS

(a)

The Company has entered into a Management Services Agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the Company. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the Company. For personnel, hourly rates charged are based on direct costs plus a factor of 30% for benefits. For overhead costs, office equipment usage and management services personnel, which cannot reasonably be allocated to time spent on behalf of the Company, the management fee was $1,500 per month. An additional $1,000 per month was charged for office space and furnishings used by the Company.

(b)

In June 2003, the Company entered into an agreement with a non-related company to provide financial public relations services. The term of the agreement is one year expiring June 15, 2004, subject to a 30-day termination notice. The Company will pay an amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel.

9.	RELATED PARTY TRANSACTIONS

(a)	The Company entered into the following transactions with related parties:

(i)

Paid or accrued $68,879 (2002 — $173,392) in geological support, management and administration expenses from Silver Standard Resources Inc., a company in which two directors are also directors of the Company (note 8). During the year 500,000 shares at $0.10 per share were issued to Silver Standard as settlement of $50,000 of debt obligations.

(ii)

The Company has entered into mineral property option agreements and share an exploration office with East West (note 3), a company that has one director who is also a director of the Company. The Company paid or accrued $5,034 (2002 — $28,472) to East West for the share of the exploration office. The Company received or accrued $NIL (2002 — $22,598) from East West’s share of the mineral property option agreements.

(iii)

The Company had entered into a mineral property option agreement with Prism Resources Inc. relating to the Plateau Lake property (note 3), a company whose president and director is also a director of the Company. There were no amounts received or paid by the Company to Prism in fiscal 2003 and 2002.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

9.	RELATED PARTY TRANSACTIONS (continued)

(iv)

In fiscal 2002 the Company acquired the Awl Lake mineral property from a company that is controlled by a major shareholder of the Company (note 3). The consideration paid was $3,000 in cash and the issuance of 100,000 common shares with value of $20,000.

(b)	Included in amounts receivables and payables at July 31, 2003 are the following:

(i)	$5,954 (2002 — $10,988) due from East West

(ii)	$31,042 (2002 —$30,539) payable to Silver Standard.

10.     INCOME TAXES

As at July 31, 2003, the Company had available for deduction against future taxable income, net loss carryforwards of approximately $666,800 (2002 — $701,000). These losses, if unutilized, expire from 2004 and 2010. Subject to certain restrictions, the Company has further resource development, exploration and finance expenses totalling approximately $4,774,800 (2002 — $4,654,000) available to reduce taxable income in future years with no fixed expiry date. The net loss carryforwards resulted from regular operating losses in prior years.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of July 31 are as follows:

	2003 $	2002 $

Long term future tax assets:
Non capital loss carryforwards	256,400	277,700
Book amortization in excess of tax CCA and resource claims	1,268,900	1,204,400
Finance charges	59,000	56,500

Total future tax assets	1,584,300	1,538,600
Less: Valuation allowance for future tax assets	(1,584,300)	(1,538,600)

Net future tax assets	--	--

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

A reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense (recovery) is as follows:

	2003 $	2002 $

Loss before taxes	(294,424)	(211,299)

Income taxes at statutory rates of 38.5% (2002 - 39.6%)	(113,400)	(83,700)
Non deductible expenses and adjustment for income tax	51,100	7,100
Unrecognized benefit of net operating losses carried forward	62,300	76,600

	-	-

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

11.     SEGMENTED INFORMATION

The Company has one operating segment, which is the exploration and development of mineral resource properties. Mineral property expenditures by property are detailed in note 3. Segmented assets by geographic location are as follows:

	Canada $	Mexico $	2003 Total $	Canada $	Mexico $	2002 Total $

Mineral property costs	1,441,200	33,500	1,474,700	1,478,254	--	1,478,254

12.    FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. The estimated fair values of the Company’s financial instruments approximate their book value, as the amounts are short-term in nature.

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from United States generally accepted accounting principles and practices (“U.S. GAAP”).

(a)	Mineral Properties

Under Canadian GAAP, mineral property acquisition and exploration expenditures are capitalized until such property is placed into production, sold or abandoned.

Under U.S. GAAP, the recoverability of capitalized mineral property expenditures is generally considered insupportable until a commercially mineable deposit is determined; therefore all mineral property expenditures are expensed as incurred.

(b)	Common Stock

Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, effective January 1, 2002, all stock-based awards made to non-employees must be measured and recognized using the fair value based method. The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (APB 25”) to account for all stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation (“SFAS 123”) requires additional disclosure to reflect the results of the Company as if it had elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the existing model does not provide a reliable single measure of the fair value of stock options granted by the Company.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)— continued

(b)	Common Stock (continued)

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of Company’s shares on the date of grant exceeds the exercise price. During the 2001 fiscal year, the Company granted stock options to purchase 1,040,000 common shares at a price of $0.50 per share expiring on April 4, 2004. No compensation cost has been recognized as the market price of the Company’s shares on the date of grant was less than the exercise price. During the 2003 and 2002 fiscal years, no stock options were granted by the Company.

In accordance with SFAS 123, the following is a summary of the changes in the Company’s stock options for the 2003, 2002 and 2001 fiscal years:

	2003		2002		2001

	Number of Shares	Weighted Average Exercise Price ($)	Number of Shares	Weighted Average Exercise Price ($)	Number of Shares	Weighted Average Exercise Price ($)

Balance at beginning of year	1,040,000	0.50	1,040,000	0.50	--	--
Granted	--	--	--	--	1,040,000	0.50
Forfeited	(100,000)	0.50	--	--	--	--

Outstanding at end of year	940,000	0.50	1,040,000	0.50	1,040,000	0.50

Exercisable at end of year	940,000	0.50	1,040,000	0.50	1,040,000	0.50

Weighted-average fair value of
options granted during the year		--		--		0.05

For the 2001 fiscal year, the weighted-average fair values for stock options were estimated at the date of grant or amendment using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.0%; volatility factor of the expected market price of the Company’s common stock of 31%; option lives of three years; and no expected dividends. During the 2003 and 2002 fiscal years, no stock options were granted by the Company.

The following is a summary of the Company’s net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2003, 2002, and 2001 fiscal years:

	2003 $		2002 $		2001 $

	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Net loss for the year	(290,870)	(290,870)	(703,084)	(703,084)	(725,102)	(775,126)

Basic and diluted
Loss per share	(0.02)	(0.02)	(0.08)	(0.08)	(0.24)	(0.26)

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) — continued

(c)	Application of U.S. GAAP to Financial Statements

The impact of the application of U.S. GAAP to the Company’s financial statements are summarized as follows:

BALANCE SHEETS	2003 $	2002 $	2001 $

Assets
Mineral properties under Canadian GAAP	1,474,700	1,478,254	986,469
Add back write-off of mineral properties under
Canadian GAAP	191,564	61,384	23,771
Mineral property expenditures expensed
under U.S. GAAP	(188,010)	(553,169)	(547,868)
Cumulative historical adjustments	(1,478,254)	(986,469)	(462,372)

Mineral properties under U.S. GAAP	--	--	--

Total Assets under U.S. GAAP	449,775	160,464	200,443

Shareholders' Equity
Deficit under Canadian GAAP	(6,943,240)	(6,648,816)	(6,437,517)
Deduct net loss under Canadian GAAP	294,424	211,299	201,005
Add net loss under U.S. GAAP	(290,870)	(703,084)	(725,102)
Cumulative historical adjustments	(1,478,254)	(986,469)	(462,372)

Deficit under U.S. GAAP	(8,417,940)	(8,127,070)	(7,423,986)

Total Shareholders' Equity
Under U.S. GAAP	338,830	104,566	142,955

STATEMENTS OF OPERATIONS

Loss for the year under Canadian GAAP	(294,424)	(211,299)	(201,005)
Add back write-off of mineral properties under
Canadian GAAP	191,564	61,384	23,771
Mineral property expenditures expensed
under U.S. GAAP	(188,010)	(553,169)	(547,868)

Loss for the year under U.S. GAAP	(290,870)	(703,084)	(725,102)

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) — continued

(c)	Application of U.S. GAAP to Financial Statements (continued)

STATEMENTS OF CASH FLOWS	2003 $	2002 $	2001 $

Operating Activities
Loss for the year under U.S. GAAP	(290,870)	(703,084)	(725,102)
Non-cash issue of shares for property	3,750	36,500	6,250
Other components of operating activities which
are similar under Canadian and U.S. GAAP	98,682	(2,089)	16,292

Net cash provided by (used for) operating
activities under U.S. GAAP	(188,438)	(668,673)	(702,560)

Investing Activities
Mineral property costs under U.S. GAAP	--	--	--

Net cash used for investment activities under U.S. GAAP	--	--	--

(d)	Loss per Share

Under U.S. GAAP, the presentation of both basic and diluted earnings per share (“EPS”) is required for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. These requirements under U.S. GAAP apply equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2003 $	2002 $	2001 $

Numerator, net loss for the year under U.S. GAAP	(290,870)	(703,084)	(725,102)

Denominator:
Weighted-average number of shares
under Canadian GAAP	12,297,680	9,202,413	3,062,700
Effect of escrow shares excluded from
the denominator under U.S. GAAP	(69,000)	(138,000)	(76,562)

Weighted-average number of shares under U.S. GAAP	12,228,680	9,064,413	2,986,138

Basic and diluted loss per share under U.S. GAAP	(0.02)	(0.08)	(0.24)

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) — continued

(e)	Impact of Recently Issued Accounting Standards

The FASB has issued No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not expect that the implementation of SFAS No. 143 will have a material impact on its financial position or results of operations.

The FASB has issued SFAS No. 146, “Accounting for Costs Associated with exit or disposal activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, “Impairment of Long-Lived Assets”. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its financial position or results of operations.

The CICA has approved, subject to written ballot, a new Handbook section, “Asset Retirement Obligations”, to replace the current guidance on future removal and site restoration costs included in CICA 3061, “Property, Plant and Equipment”. The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

14.	SUBSEQUENT EVENTS

(a)

In early August 2003, the Company reported it had entered into a lease with option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico. The property consists of two concessions totalling 1,256 hectares (3,103.5 acres) and is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc., owner of the Yerbabuena property, the Company may make staged payments totalling US $62,500 over three years and US $30,000 annually thereafter, plus applicable taxes, to lease the property. The Company may purchase the property for a total consideration of US $2,000,000 in pre-production and production royalty payments.

Canplats Resources Corporation
An Exploration Stage Company
NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2003 and 2002

(b)

In October 2003, the Company entered into a letter agreement to acquire the Santa Lucia epithermal gold property located in the state of Baja California Norte, Mexico. Under the terms of the agreement, the Company will acquire the 4,550-hectare (17.6 square mile) property by covering the staking costs and by paying the vendor US $20,000, plus applicable taxes, by December 12, 2003. The Company has also agreed to pay the vendor US $5,000 every six months thereafter or 2% of all direct exploration expenditures, whichever is greater, and a 0.25% net smelter royalty or US $10,000 per year, whichever is greater, on commencement of production. Total payments made to the vendor are capped at US $500,000.

(c)

The Company has granted to Silver Standard Resources Inc. a right of first offer on all properties referred to the Company by Silver Standard. Under the terms of the right of first offer, if the Company intends to dispose of an interest in any referred property, the Company must give Silver Standard the first opportunity to acquire the interest. The Company’s Rodeo, Yerbabuena and Santa Lucia properties are subject to the right of first offer.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Schedules B & C)

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	July 31, 2003	2003	11	07
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	11	07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2003	11	07

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE “B” – SUPPLEMENTARY INFORMATION
For the Twelve Months Ended July 31, 2003

1.     Analysis of expenses and deferred costs:

        Mineral Property Costs: See Schedule "A" - Financial Statements.

2.     Related Party Transactions: See Schedule “A” – Financial Statements.

3.     (a) Securities Issued During the Twelve Months Ended July 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
August 2, 2002	Common Shares	Private Placement	250,000	$0.10	$25,000	Cash	N/A
August 2, 2002	Common Shares	Private Placement	540,000	$0.15	$81,000	Cash	N/A
Sept. 10, 2002	Common Shares	Property Acquisition	25,000	$0.08	$2,000	Property Option	N/A
October 1, 2002	Common Shares	Property Acquisition	12,500	$0.07	$875	Property Option	N/A
January 31, 2003	Common Shares	Debt Settlement	500,000	$0.10	$50,000	Debt Settlement	N/A
February 6, 2003	Common Shares	Private Placement	440,000	$0.10	$44,000	Cash	N/A
April 10, 2003	Common Shares	Property Acquisition	12,500	$0.07	$875	Property Option	N/A
June 3, 2003	Common Shares	Short Form Offering	5,000,000(1)	$0.10	$500,000	Cash	N/A
June 3, 2003	Share Purchase Warrants	Short Form Offering	5,000,000(1)	-	-	-	-

(1)

The Company closed a Short Form Offering of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share, exercisable at $0.20 per share, until June 3, 2004.

(b)     Options Granted During the Twelve Months Ended July 31, 2003:

Number	Exercise Price	Expiry Date
750,000	$0.10 (1)	June 3, 2005

(1)

The Company granted the agents of the Short Form Offering an option to acquire 750,000 units, at an exercise price of $0.10 per unit, until June 3, 2005. The units issuable on exercise of the option have the same terms as the short form offering units.

4.     Summary of Securities as at July 31, 2003:

(a)	Authorized Capital	100,000,000 no par value common shares

(b)	Issued and Outstanding Amount	16,997,303 common shares $ 8,722,470

        (c)

Options Outstanding
Number	Exercise Price	Expiry Date
940,000	$0.50	April 4, 2004
750,000	$0.10	June 3, 2005

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
5,000,000	$0.20	June 3, 2004

(d)     Total number of securities in escrow:     69,000 common shares

         Total number of securities subject to a pooling agreement:    Nil

5.	List of Directors and Officers as at November 7, 2003:

Directors:

R.E. Gordon Davis Robert A. Quartermain James W. Tutton

Officers:

	R.E. Gordon Davis Ross A. Mitchell Kenneth McNaughton Linda J. Sue	President, CEO & Chairman Vice President, Finance Vice President, Exploration Corporate Secretary

CANPLATS RESOURCES CORPORATION
SCHEDULE “C” — MANAGEMENT DISCUSSION AND ANALYSIS
For the Twelve Months ended July 31, 2003

To the Shareholders:

Exploration

The $500,000 financing completed in June enabled the company to drill-test a promising geophysical/geological target on the Geikie property in the Nipigon Plate area of northwestern Ontario. The drill hole intersected a substantial thickness of both Proterozoic and Archean basic intrusive sills prospective for platinum group metal deposits. Although no significant mineralization was encountered, detailed analysis is in progress to guide further exploration. The Geikie property and other Canplats properties in the district present several additional targets where geological/geophysical surveys have better defined drill targets in a geological setting similar to that at Voisey’s Bay in Labrador and Noril’sk in Russia.

In February, Canplats acquired the Rodeo gold property in the state of Durango, Mexico. The property covers a substantial structural zone of epithermal gold mineralization which presents a number of promising targets for near-surface bulk-tonnage precious metal deposits, high-grade epithermal veins and polymetallic manto deposits at depth. Previous exploration, including drilling in the 1990‘s, has provided a useful database to focus the Company’s program underway currently.

Subsequent to year-end, Canplats optioned the Yerbabuena property also in the state of Durango. The property is generally similar geologically to Rodeo with several areas of upper level precious metal-bearing epithermal systems with potential for near-surface bulk-tonnage deposits, bonanza-grade gold veins and manto deposits.

Both the Rodeo and Yerbabuena properties are within a prolific north-northwest trending silver-gold mineral belt mostly in the state of Durango between Paral (in the state of Chihuahua) on the north and Zacatecas (in the state of Zacatecas) on the south, were historic production and reserves total 5.8 million ounces of gold and 3.3 billion ounces of silver. In September 2003, the Company commenced surface geological mapping and sampling on both properties to better define and prioritize zones to be tested by drilling to be planned this winter.

In October, Canplats acquired a third gold property in the Mexican state of Baha California Norte, immediately south of the United States border, west of Mexicali. The Santa Lucia concession contains widespread gold mineralization in a geologic environment similar to the multi-million-ounce Mesquite deposit 40 miles northeast in California, USA.

The Company has an ongoing examination, acquisition and exploration program focused on gold-dominant opportunities in Mexico, which will provide the basis for exciting future activity.

Management Discussion and Analysis

Management’s discussion and analysis (“MD & A”) provides a detailed analysis of Canplats’ business and compares its 2003 financial results with those of the previous two years. In order to better understand the MD & A, it should be read in conjunction with the financial statements and related notes. The company prepares and files with various Canadian regulatory authorities its financial statements and MD & A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Reference should be made to note 13 of the financial statements for a discussion of material measurement differences between Canadian and U.S. GAAP and their effect on the financial statements.

1.	Critical Accounting Policies

The company’s accounting policies are described in Note 2 of the financial statements.

             Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

             Mineral properties

The Company capitalizes the cost of acquiring mineral claims and exploration costs which are directly related to specific mineral claims until such time as the extent of the mineralization has been determined and the mineral claims are either developed, abandoned or allowed to expire.

If a claim is abandoned or if it is determined that its value is less than the book value, the accumulated mineral property and vested deferred exploration costs are written off in the year of abandonment or impairment in value. Once a property reaches commercial production, mineral property and deferred exploration costs will be amortized against production revenues.

Mineral claim option receipts received by the Company upon sale of an interest in a mining property would be considered as a recovery of costs and be recorded as a reduction of the deferred exploration costs on a property-by-property basis.

The amounts shown for acquisition of mineral claims and deferred exploration represent costs spent to date and do not necessarily reflect present or future values.

2.	Review of Financial Results

            Fiscal year-ended July 31, 2003 Compared to year-ended July 31, 2002

During the fiscal year-ended July 31, 2003, the company expended $184,260 on its various mineral properties, down $332,409 from the $516,669 spent in fiscal 2002. With the exception of the Geikie property, where $123,106 was spent and the newly acquired Rodeo property in Mexico, where $33,500 was spent, the company was inactive on its various properties.

The company’s expenses were reflective of the reduced activities on properties with expenses reducing from $151,551 in fiscal 2002 to $105,178 in 2003 – a reduction of $46,373 or 30%. The largest reduction related to salary allocations from Silver Standard Resources Inc. In fiscal 2003, $12,755 was spent on salaries compared to $38,738 in the prior year. Management administration fees and rent paid to Silver Standard were $30,000 compared to $38,000 in the prior year. Insurance costs for the year were $604 compared to $6,315 in the prior year, reflecting the dropping of directors and officers liability coverage during the year and reduced cost allocations from Silver Standard.

Mineral properties abandoned and written-off in the current year were $191,564 compared to $61,384 in the prior year. Properties abandoned in Canada included Black Sturgeon ($93,725), Mikinak ($44,027), Voltaire Johnspine ($20,080, partially written-off) and various other properties ($33,732).

The loss for the year was $294,424 ($0.02 per share) compared to a loss of $211,299 ($0.02 per share) in the prior year.

            Fiscal year-ended July 31, 2002 Compared to year-ended July 31, 2001

During the fiscal year-ended July 31, 2002, Canplats expended $516,669 on the acquisition and exploration of mineral properties as compared to $541,618 for the fiscal year-ended July 31, 2001.

Expenses for the 2002 fiscal year decreased to $151,551 as compared to $185,353 for the 2001 fiscal year. Cost reductions were reflected in a number of areas. Consulting expenses were $Nil for the 2002 fiscal year ($17,278 for 2001). The 2001 expense included a non-recurring $15,000 cost relating to the successful registration of the company with the U.S. Securities and Exchange Commission. All other consulting work performed in fiscal 2002 related to specific properties with the respective costs allocated to mineral property costs. Legal, accounting and audit expenses for the year were $7,005 compared to $17,815 in the previous year, reflecting less work being performed outside the company. Office expenses for the year were $3,455 compared to $17,156 in the prior year. This $13,701 reduction is offset by the $13,300 increase in the management administration fee. In April, 2001, the company entered into a management services agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the company. Salaries for the year were $38,738 compared to $50,022 in the prior year. The $11,284 reduction reflects less direct time being charged to the company by Silver Standard. The three main areas where the company experienced cost increases, other than the management administration fee, were insurance $6,315 ($634 in 2001), listing and filing fees $8,683 ($3,625 in 2001) and transfer agents fees $15,692 ($6,898 in 2001). In 2002, Canplats was added as a named insured under Silver Standard’s corporate liability coverage and was allocated its share of premium costs. The increase in listing and filing fees and transfer agency fees reflects the costs associated with the three private placements that were undertaken during the year and costs associated with administering a larger shareholder base.

Interest income for fiscal 2002 was $1,636 compared to $6,419 in the prior year, reflecting both lower cash balances and lower interest rates.

The loss for the year was $211,299 compared to $201,005 in the 2001 fiscal year resulting in a basic loss per share of $0.02 as compared to $0.06 in the 2001 fiscal year. The reduced loss per share reflects a higher weighted average number of issued shares. The loss includes $61,384 in mineral properties written off compared to $23,771 written off in fiscal 2001. The properties written off in 2002 include Tartan ($27,240), North Fintry ($9,571), Circle Lake ($15,382), Boomer Lake ($8,191) and Kitchen Lake ($1,000).

            Fiscal year-ended July 31, 2001 compared to fiscal year-ended July 31, 2000

During the fiscal year ended July 31, 2001, the company expended $541,618 on the acquisition and exploration of mineral properties as compared to $360,952 for the fiscal year ended July 31, 2000. This increase in acquisition and exploration expenditures can be attributed to the increased activity of the company in acquiring and exploring PGE mineral properties following the successful completion of it’s $1,000,000 initial public offering in March 2001.

Expenses for the 2001 fiscal year increased to $185,353 as compared to $51,673 for the 2000 fiscal year reflecting the general increased activity of the company. The increase in expenses reflected higher activity levels in the company following the successful completion of its financings. The increases were spread across a wide number of areas. The main areas were salaries at $50,022 ($1,646 in 2000), investor relations $19,364 ($1,279 in 2000), office rent $18,000 (nil in 2000), office expenses $17,156 ($7,653 in 2000), shareholder relations $16,918 (nil in 2000), legal, accounting and audit $17,815 ($8,763 in 2000) and management administration fees $10,200 ( nil in 2000). Reduction in expenses occurred in general exploration at nil ($6,771 in 2000) and travel and accommodation $3,801 ($10,585 in 2000).

Under an arrangement with Silver Standard Resources Inc., a publicly traded company with two common directors, Silver Standard provides for administrative and technical services. The salary expense of $50,022 relates to administrative and management time allocations to the company based on direct cost plus a 30% allowance for benefits. Investor relations of $19,364 is comprised of $7,813 in salary costs charged by Silver Standard for time spent on investor relations. Other significant costs in investor relations include $7,813 for a Standard and Poor’s directory listing, $1,463 for slide presentations and $830 for a web site. Legal and accounting expenses of $17,815 are comprised of $12,436 of outside accounting and audit fees and $5,379 in legal expense.

Interest income of $6,419 was earned during the 2001 fiscal year due to higher cash balances following the initial public offering compared to $2,088 for the year ended July 31, 2000.

Loss for the 2001 fiscal year increased to $201,005 as compared to $115,124 for the 2000 fiscal year, resulting in basic and diluted loss per share of $0.06 as compared to $0.10, respectively. The loss includes $23,771 in mineral property costs written off ($79,412 in 2000) offset by a $1,700 gain on debt settlement ($13,874 in 2000). The mineral property costs written-off in 2001 relates to general costs whereas in 2000 the Horseshoe Property was abandoned by the company. The weighted average number of common shares outstanding used to calculate basic and diluted loss per share was 3,062,700 shares for 2001 and 1,111,303 shares for 2000.

3.	Liquidity and Capital Resources

For the year-ended July 31, 2003, the company raised a total of $544,000 in new capital before expenses. In February 2003, the company issued 440,000 common shares at $0.10 per share through a private placement for total proceeds of $44,000. In June 2003, the Company closed a short form offering of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share, exercisable at $0.20 per share, until June 3, 2004. The Company granted the agent an option to acquire 750,000 units, at an exercise price of $0.10 per unit, until June 3, 2005. The units issuable on exercise of the option have the same terms as the short form offering units. Total costs associated with this financing were $106,916 consisting of $72,616 in cash costs and $34,300 as the fair value assigned to the options granted to the agent.

Working capital at July 31, 2003 was $338,830 compared to $104,566 as at July 31, 2002. The ability of the company to continue as a going concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance that it will be able to do so in the future.

            Private Placement – August 9, 2002

In a $81,000 flow-through and a $25,000 non-flow-through private placement announced on July 16, 2002 and accepted by the TSX Venture Exchange on August 9, 2002, the company set out certain expenditures that were to be made using the proceeds of the private placements. The placements were fully subscribed and the company received proceeds of $106,000. The following table reconciles the actual expenditures to July 31, 2003 against the estimated use of the $106,000 as outlined in the TSX Venture Exchange filing documents. It also shows the estimated costs to complete as well as the variance based upon total projected costs compared to the budget amount in the filing documents.

	Per TSX Venture Exchange Filing Documents	Actual to July 31, 2003	Variance Over (Under)	Projected Cost to Complete	Total Projected Cost	TSX Venture Exchange Filing Compared to Total Projected Cost Over / (Under)

	1	2	3 = 2 -1	4	5 = 2 +4	6 = 5 - 1

Exploration on company properties	$ 81,000	$ 81,000	-	-	$ 81,000	-

General working capital	$ 25,000	$ 25,000	-	-	$ 25,000	-

TOTAL	$ 106,000	$ 106,000	-	-	$ 106,000	-

The main areas for actual expenditures were geophysics ground ($10,070), drilling ($37,784), geophysics airborne ($10,225), geology consulting ($9,650) and consulting ($7,000).

            Private Placement – February 6, 2003

In a $44,000 non flow-through private placement announced on January 27, 2003 and accepted by the TSX Venture Exchange on February 6, 2003, the company stated the proposed use of the proceeds was for corporate and administrative requirements. The following table reconciles the actual expenditures to July 31, 2003 against the estimated use of the $44,000 as outlined in the TSX Venture Exchange filing documents. It also shows the estimated use of the remaining funds compared to the budget amount in the filing documents.

	Per TSX Venture Exchange Filing Documents	Actual to July 31, 2003	Variance Over (Under)	Projected Cost to Complete	Total Projected Cost	TSX Venture Exchange Filing Compared to Total Projected Cost Over / (Under)

	1	2	3 = 2 - 1	4	5 = 2 + 4	6 = 5 - 1

Corporate and administrative	$44,000	$44,000	-	-	$44,000	-

4.	Investor Relations

In June 2003, the Company entered into an agreement with a non-related company to provide financial public relations services. The term of the agreement is one year expiring June 15, 2004, subject to a 30-day termination notice. The Company will pay an amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel.

5.	Subsequent Events

(a)

In early August 2003, the Company reported it had entered into a lease with option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico. The property consists of two concessions totalling 1,256 hectares (3,103.5 acres) and is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc., owner of the Yerbabuena property, the Company may make staged payments totalling US $62,500 over three years and US $30,000 annually thereafter, plus applicable taxes, to lease the property. The Company may purchase the property for a total consideration of US $2,000,000 in pre-production and production royalty payments.

(b)

In October 2003, the Company entered into a letter agreement to acquire the Santa Lucia epithermal gold property located in the state of Baja California Norte, Mexico. Under the terms of the agreement, the Company will acquire the 4,550-hectare (17.6 square mile) property by covering the staking costs and by paying the vendor US $20,000, plus applicable taxes, by December 12, 2003. The Company has also agreed to pay the vendor US $5,000 every six months thereafter or 2% of all direct exploration expenditures, whichever is greater, and a 0.25% net smelter royalty or US $10,000 per year, whichever is greater, on commencement of production. Total payments made to the vendor are capped at US $500,000.

(c)

The Company has granted to Silver Standard Resources Inc. a right of first offer on all properties referred to the Company by Silver Standard. Under the terms of the right of first offer, if the Company intends to dispose of an interest in any referred property, the Company must give Silver Standard the first opportunity to acquire the interest. The Company’s Rodeo, Yerbabuena and Santa Lucia properties are subject to the right of first offer.